Exhibit 21.1

SUBSIDIARIES OF CRYOLIFE, INC.

Subsidiary	Jurisdiction
Ascyrus Medical GmbH	Germany
Ascyrus Medical LLC	Florida
AuraZyme Pharmaceuticals, Inc.	Florida
CryoLife Asia Pacific, PTE. Ltd	Singapore
CryoLife Beijing Medical Device Ltd.	China
CryoLife Canada, Inc.	Canada
CryoLife Europa, Ltd.	England and Wales
CryoLife France, SAS.	France
CryoLife Germany HoldCo GmbH.	Germany
CryoLife Germany TopCo GmbH	Germany
CryoLife International, Inc.	Florida
CryoLife Korea Co., Ltd.	Korea
CryoLife Medical (Australia) Co. Pty, Ltd.	Australia
CryoLife Medical (Thailand) Co., Ltd.	Thailand
CryoLife Vietnam Co., Ltd.	Vietnam
Jolly Buyer Acquisition GmbH	Switzerland
JOTEC Cardiovascular S.L.	Spain
JOTEC do Brasil Ltda.	Brazil
JOTEC GmbH	Germany
JOTEC Polska Sp. z.o.o	Poland
JOTEC s.r.l.	Italy
JOTEC Sales GmbH	Switzerland
JOTEC UK Ltd.	England
On-X Life Technologies Holdings, Inc.	Delaware
On-X Life Technologies, Inc.	Delaware
Valve Special Purpose Co., LLC	Delaware